Exhibit 1
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                               RECENT DEVELOPMENTS

         The information included in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico's annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2001. To the extent that the information included in this section differs from the information set forth in the annual report, you should rely on the information in this section.

Public Finance

2002 Budget

         On December 12, 2002, the Congress approved the dissolution and liquidation of Banco Nacional de Credito Rural, S.N.C., a governmental development bank, which will create an estimated extraordinary expenditure of Ps. 48.9 billion. This expenditure will be offset by an estimated Ps. 11 billion to be gained from an amendment to the Retirement Systems Savings Law approved by the Congress on December 15, 2002, which will allow the Government to use a portion of the workers' unclaimed retirement funds for this purpose. The Government will be contingently liable to return these funds, with interest, if and when claimed by the workers entitled to them.

Proposed 2003 Budget and Fiscal Package

         On December 14, 2002, the Congress approved the Federal Annual Revenue Law for 2003 and on December 15, 2002, the Congress approved the Federal Expenditure Decree for 2003 (as passed, together with the Federal Annual Revenue Law for 2003 as passed, the "2003 Budget"). The 2003 Budget must be signed by the President and published prior to becoming law. As passed, the Federal Expenditure Decree for 2003 maintains fiscal discipline as the cornerstone of the economic program. The 2003 Budget contemplates a public sector deficit of 0.50% of GDP for 2003.

         The 2003 Budget is based upon an estimated weighted average price of Mexico's oil exports of U.S. $18.35 per barrel and an estimated volume of oil exports of 1.86 million barrels per day. The budget as originally proposed to Congress was based upon an estimated weighted average price of U.S. $17.00. Congress' upward revision resulted in Ps. 24.7 billion of additional revenues with respect to the original proposal.

         The results for 2001 and the first nine months of 2002, the revised budget assumptions and targets for 2002 and the budget assumptions and targets for 2003 are set forth below.


                   2001 and First Nine Months of 2002 Results;
                  2002 Revised Budget Assumptions and Targets;
                       2003 Budget Assumptions and Targets

                                                        2001                       First Nine Months
                                                     Results(1)     2002 Budget    of 2002 Results(1)     2003 Budget
                                                     ----------     -----------    ------------------     -----------
Real GDP growth (%)................................    (0.3)            1.7              1.2                 3.0
Increase in the national consumer
    price index (%)................................     4.4             4.5              3.9                 3.0
Average export price of Mexican oil
    mix (U.S.$/barrel).............................    18.57           15.50            21.17               18.35
Current account deficit as % of GDP................     2.9             3.4              2.0                 2.8
Average exchange rate (Ps./$1.00)..................     9.339          10.1              9.486              10.1
Average rate on 28-day Cetes (%)...................    11.32            9.7              7.0                 7.5
Public sector balance as % of GDP..................    (0.7)           (0.7)             0.3                (0.5)
Primary balance as % of GDP........................     2.6             2.7              3.75                N/A

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(1)   Preliminary.
N/A = Not available.
Source:  Ministry of Finance and Public Credit.